ARIZONA LAND INCOME CORPORATION

2999 N. 44th Street, Suite 100

Phoenix, Arizona 85018

602) 952-6800

July 22, 2005

Mr. Robert Telewicz

Staff Accountant

United States Securities

and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Arizona Land Income Corporation

Form 10-KSB for Fiscal Year Ended

December 31, 2004

Filed March 31, 2005

File No. 001-09900

Dear Mr. Telewicz:

In response to your letter dated July 18, 2005, we note the Staff’s comment relative to the registrant’s use of the full accrual method for the sale of the property known as Loan 6. We believe that the payments receivable under the terms of the mortgage note receivable exceed the payment requirements outlined in paragraph 12 of SFAS No. 66. The market for real estate, such as that held as Loan 6, in the Phoenix, Arizona area has experienced significant appreciation. That market continues to experience significant gains subsequent to the sale described in Note 4 to the registrant’s financial statements for the year ended December 31, 2004. In many cases, fully collateralized loans such as these in this appreciating market carry interest rates at less than the prime rate. Given the relative short term of the loan of five years, a variable prime rate factor on a mortgage note such as this is at least a fair market interest rate. We believed that if a market rate of 3.5% to 4% were used on a 20-year amortization, the annual payments required under the loan as it exists approximate the amounts that would be required under a 20-year amortization. The loan presently bears interest at 6.25%. At this rate, the payments being received more closely approximate payments required under a 20-year amortization at 3.5% to 4%. Given the trend of increasing interest rates, we believe that the annual payments will continue to increase to a level that exceed the amounts determined under a 20 year amortization. A rate of 6.9% would be required to meet that criterion. The anticipated payments over the five-year term of the note are anticipated to exceed the amounts determined using a 20-year amortization. Additionally, the initial investment of cash was 25% of the sales price. The buyer intends to

ARIZONA LAND INCOME CORPORATION

2999 N. 44th Street, Suite 100

Phoenix, Arizona 85018

602) 952-6800

commence commercial development of the property within two years of the purchase with an attendant prepayment for partial releases thus adding to the payment stream. The initial cash payment exceeds the minimum initial investment of 20% as prescribed by paragraph 54 of SFAS No. 66.

Robert Telewicz

Securities and Exchange Commission

July 22, 2005

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (602) 952-6824.

Sincerely,

/s/ Thomas R. Hislop

Thomas R. Hislop

Chairman of the Board,

CEO

cc: Linda van Doorn, Securities and Exchange Commission

ARIZONA LAND INCOME CORPORATION

2999 N. 44th Street, Suite 100

Phoenix, Arizona 85018

602) 952-6800

August 12, 2005

Mr. Robert Telewicz	Linda van Doorn
Staff Accountant	Senior Assistant Chief Accountant
United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Arizona Land Income Corporation

Form 10-KSB for Fiscal Year Ended

December 31, 2004

Filed March 31, 2005

File No. 001-09900

Dear Ms. van Doorn & Mr. Telewicz:

This letter will serve to inform you that Arizona Land Income Corporation (“AZL”) is revising its 2004 Form 10-KSB and its Form 10-QSB for the quarterly period ended March 31, 2005 to reflect a change in the accounting method used to record the note receivable received as a result of our real estate transaction of May 2004.

We have elected to use the installment sale method rather than the full accrual method as is currently present. We feel that the installment sale method is the most appropriate since we did not receive a down payment exceeding the cost of our property, thus the cost recovery method is not appropriate.

Our current intent is to file the restated Form 10-QSB for the quarterly period ended March 31, 2005, the restated 2004 Form 10-KSB and the Form 10-QSB for the quarterly period ended June 30, 2005 on Monday, August 15, 2005.

If you have any questions, please contact the undersigned at (602) 952-6824.

Sincerely,

/s/ Thomas R. Hislop

Thomas R. Hislop

Chairman of the Board,

CEO